March 20, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Select Energy Services, Inc.

Registration Statement on Form S-1
Filed March 2, 2017
File No. 333-216404

Ladies and Gentlemen:

Set forth below are the responses of Select Energy Services, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 15, 2017, with respect to the Registration Statement on Form S-1, File No. 333-216404, filed with the Commission on March 2, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Registration Statement on Form S-1 (“Filing No. 2”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Filing No. 2 unless otherwise specified.

Summary, page 1

Our Business Strategies, page 8

1.                                      You indicate at page 9 that your fixed pipeline assets “are a key competitive advantage” and that you expect to close this month on an acquisition of “a company with extensive freshwater pipeline and water rights to service producers in the Permian Basin.” Please identify the company and provide updated disclosure when it is available. If required, also file any corresponding agreements as exhibits.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement to identify the acquired company and provide updated disclosure regarding the completion of the acquisition. Please see page 10 of Filing No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Tax Receivable Agreements, page 67

2.                                      Your response to prior comment 10 states that you provided revised disclosure regarding the accounting to be applied for your tax receivable agreements. Expand this disclosure to provide information consistent with the language in your response and to explain the initial accounting for any exchanges subsequent to the reorganization transactions. In addition, more clearly explain how you intend to fund payments due over the life of the tax receivable agreements.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 68 and 69 of Filing No. 2.

3.                                      Your response to prior comment 10 states there was no resulting liability related to the tax receivable agreements arising from your corporate reorganization and the related transactions completed in connection with the 144A offering completed in December 2016. Provide us with additional analysis supporting this statement as disclosure in your filing states that payments due under the tax receivable agreements are expected to commence in late 2017. As part of your response, show us the initial journal entries recorded related to the tax receivable agreements along with those that will be recorded with changes to the valuation allowance for your deferred tax assets and with payments under the tax receivable agreements.

RESPONSE:                            We acknowledge the Staff’s comment and advise the Staff that we have revised pages 46 and 123 of Filing No. 2 to reflect that we do not expect payments due under the tax receivable agreements to commence until late 2020 based on current expectations of taxable income. Our previous disclosure of the expected timing of payments in late 2017 was based on an assumption that there would be taxable income in all periods. We considered the fact that the tax receivable agreements only provide for payments for expected net cash savings in U.S. federal, state and local income and franchise tax that we realize or are deemed to realize in certain circumstances. Because we currently do not expect to recover deferred tax assets arising from the corporate reorganization and related transactions, we did not assess payments under the tax receivable agreements as probable, and therefore, we did not recognize the related liability.  We will assess the recoverability of deferred tax assets in the future, and we will recognize a tax receivable agreements liability through charges or credits in the statement of operations, as appropriate. Journal entries for a hypothetical example of the initial recognition of a deferred tax asset related to the corporate reorganization and related transactions completed in connection with the 144A Offering with a full valuation allowance and the subsequent recognition of the tax receivable agreement liability if the deferred tax asset was expected to be fully realized are presented below.

Initial Recognition
Deferred tax asset	$100
Deferred tax asset - valuation allowance		$100
Tax receivable agreement liability		$0

Subsequent Measurement
Deferred tax asset - valuation allowance	$100
Income tax benefit		$100
Other expense	$85
Tax receivable agreement liability		$85

Business, page 75

Overview, page 75

4.                                      In response to prior comment 15, your revised disclosure at page 77 indicates that “upon the occurrence of certain events, the applicable governmental agency generally has the authority to terminate certain of our existing permits.” Please further revise your disclosure to discuss in general terms the material portion of your business that may be subject to renegotiation of profits or termination of contracts at the election of the government and to provide additional context regarding the events that may give rise to such termination. See Item 101(c)(1)(ix) of Regulation S-K for guidance.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 3, 24 and 78 of Filing No. 2.

Security Ownership of Certain Beneficial Owners and Management, page 116

5.                                      Please provide a new footnote or expanded disclosure to provide quantification in the event that the Class A shares are issued upon exercise of the “Exchange Right” rather than cash.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 118 of Filing No. 2.

Principal and Selling Shareholders, page 128

6.                                      In your next amendment, please supply the names of all such shareholders, as well as the other related information that you currently omit.

RESPONSE:    We acknowledge the Staff’s comment and advise the Staff that in connection with the 144A Offering, the Company entered into a Registration Rights Agreement with FBR Capital Markets & Co. (the “144A Registration Rights Agreement”) for the benefit of holders of Class A-1 common stock. Under the terms of the 144A Registration Rights Agreement, holders of Class A-1 common stock may elect to participate in the Company’s initial public offering to resell shares of Class A common stock into which the Class A-1 common stock is convertible, subject to certain conditions.

Holders that initially elect to participate in the offering may withdraw their shares by delivering written notice to the Company by the later of (i) two business days following receipt of the anticipated price range for the initial public offering and (ii) ten business days prior to the effective date of the registration statement. In addition, the underwriters in the offering may impose limitations on the number of shares of Class A common stock that may be sold by the selling shareholders. In such case, the holders of Class A-1 common stock would have a priority right with respect to 80% of the total number of secondary shares permitted to be included in the Company’s initial public offering (determined on a pro rata basis based on the total number of Class A-1 shares then held by a holder who is requesting to participate in the offering).

For the reasons discussed above, the exact portion of the Company’s initial public offering anticipated to come from selling shareholders cannot yet be determined and will not be known until they receive the pricing range to be included on the cover page of the prospectus. We will provide that information to the selling shareholders prior to submitting our pricing information to you and that submission will reflect the number of shares proposed to be sold by the selling shareholders. However, subject to market conditions, the Company currently anticipates that the secondary shares will constitute not more than 50% of the total offering, with the remainder to be primary shares issued and sold by the Company.

The following table sets forth the required information regarding the holders of Class A-1 common stock that have initially elected to resell all or a portion of their shares of Class A common stock in the Company’s initial public offering.  As discussed above, any or all of these shares may be withdrawn from the proposed offering following receipt of the anticipated price range or reduced due to limitations on secondary sales imposed by the underwriters. To the Company’s knowledge, each of the selling shareholders has sole voting and investment power as to the shares shown, except as disclosed in the footnotes to the table or to the extent this power may be shared with a spouse. Except as noted in the footnotes to the table below, none of the selling shareholders is a director, officer or employee of ours or an affiliate of such person.

The Company undertakes to provide an updated table identifying the selling shareholders and the number of shares of Class A common stock that each proposes to sell in the offering when the Company confidentially submits price range information for the offering to the Staff for its review.

						Percentage Beneficially Owned
	Shares Owned Prior to this Offering	Number of Shares to be Sold in the Offering	Maximum Number of Additional Shares to be Sold Upon Full Exercise of Underwriters’ Option(1)	Before Offering		After Offering (Assuming no Exercise of Underwriters’ Option)(2)		Percentage Beneficially Owned After Offering (Assuming Exercise of Underwriters’ Option in Full)(1)
Advenio Global Equity Fund LP (3)	5,000				%		%	—
Anchorage Capital Master Offshore, Ltd. (4)	500,000				%		%	—
Ardsley Partners (5)	85,000				%		%	—
Ashburton Investments SICAV — Global Energy Fund (6)	40,000				%		%	—
Berding, John B. (7)	35,000				%		%	—
Geosphere Capital Management, LLC (8)	300,000				%		%	—
Great American (9)	500,000				%		%	—
Hillcrest Acquisitions LLC (10)	6,000				%		%	—
Lammergeier Global Fund LP (11)	50,000				%		%	—
Luminus Energy Partners Master Fund, Ltd. (12)	2,000,000				%		%	—
SES Legacy Holdings, LLC (13)
Southern Farm Bureau Life Insurance Company (14)	350,000				%		%	—
Whipstock Co-Investment Fund II LP (15)	1,500,000				%		%	—
Total

*                 Less than 1%.

(1)              If the underwriters fully exercise their option to purchase additional shares, then the selling shareholders will sell the number of shares of common stock indicated. If the underwriters partially exercise their option to purchase additional shares, then the number of shares to be sold by selling shareholders will be allocated pro rata.

(2)              Gives effect to the issuance and sale by us of         shares in the offering.

(3)              AGE Genpar LLC is the managing entity of Advenio Capital Management LLC, the managing entity of Advenio Global Equity Fund LP. The mailing address of Advenio Global Equity Fund LP is 125 Mason Street, Greenwich, Connecticut 06830. As founding partner, Jeremy Brook may be deemed beneficial owner with voting or investment control over the shares held by such entities.

(4)              Anchorage Advisors Management, L.L.C. is the sole managing member of Anchorage Capital Group L.L.C., which is the investment advisor of Anchorage Capital Master Offshore, Ltd., a Cayman Islands exempted company incorporated with limited liability. The mailing address of Anchorage Capital Master Offshore, Ltd. is 610 Broadway, 6th Floor, New York, New York 10012. As the senior managing member of Anchorage Advisors Management, L.L.C. and the Chief Executive Officer of Anchorage Capital Group, L.L.C., Kevin M. Ulrich may be deemed beneficial owner with voting or investment control over the shares held by such entities.

(5)              Represents shares held by Ardsley Partners Advanced Healthcare Fund, L.P.; Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P. Prior to this offering, these funds held 20,400 shares, 29,700 shares and 34,900 shares, respectively. Ardsley Advisory Partners, a New York general partnership d/b/a Ardsley Partners, is the investment advisor for, and Ardsley Partners I, a New York general partnership is the general partner for, each of Ardsley Partners Advanced Healthcare Fund, L.P.; Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P. The mailing address of each of the selling shareholders is 262 Harbor Drive, 4th Floor, Stamford, Connecticut 06902. As the managing partner of Ardsley Advisory Partners and Ardsley Partners I, Philip J. Hempleman may be deemed beneficial owner with voting or investment control over the shares held by such entities.

(6)              MDO Management Company S.A. is the managing entity of Ashburton Investments SICAV — Global Energy Fund and may be deemed beneficial owner. The mailing address for Ashburton Investments SICAV — Global Energy Fund is 49 Avenue John F. Kennedy, Luxembourg, Grand Duchy of Luxembourg L1855.

(7)              Mr. Berding has sole voting and investment power of his shares. Mr. Berding’s mailing address is 4705 Burley Hills Drive, Cincinnati, Ohio 45243.

(8)              Geosphere Capital Management, LLC is a registered investment company under the Investment Company Act of 1940. As managing member of Geosphere Capital Management, LLC, Arvind Sanger may be deemed beneficial owner with voting and investment power over the shares held by the selling shareholder. The mailing address for Geosphere Capital Management, LLC is 747 Third Avenue, 26th Floor, New York, New York 10017.

(9)              Represents shares held by Great American Insurance Company and Great American Life Insurance Company. Prior to this offering, these shareholders held 150,000 and 350,000 shares, respectively. Each of Great American Insurance Company and Great American Life Insurance Company is a majority-owned subsidiary of American Financial Group, Inc. (NYSE: AFG), a reporting company under the Exchange Act, and each is an affiliate of Great American Advisors, Inc., a broker-dealer registered under Section 15 of the Exchange Act. Each of Great American Insurance Company and Great American Life Insurance Company has represented to us that it purchased the shares it is offering in this prospectus in the ordinary course of business and that at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The board of directors of American Financial Group, Inc. consists of  Carl H. Lindner, III, S. Craig Lindner, Kenneth C. Ambrecht, John B. Berding, Virginia C. Drosos, James E. Evans, Terry S. Jacobs, Gregory G. Joseph, William W. Verity and John I. Von Lehman who exercise voting and investment control over the shares held by the selling shareholder. The mailing address for Great American Life Insurance Company is 301 East Fourth Street, Cincinnati, Ohio 45202.

(10)       The mailing address for Hillcrest Acquisitions LLC is 1 Hillcrest Center Drive, Suite 232, Spring Valley, New York 10977.

(11)       LGF Genpar LLC is the managing member of Lammergeier Research LLC, the general partner of Lammergeier Global Fund LP. The mailing address of Lammergeier Global Fund LP is 125 Mason Street, Greenwich, Connecticut 06830. Justin Scott may be deemed beneficial owner with voting or investment control over the shares held by such entities.

(12)       Luminus Management, LLC is the managing entity of Luminus Energy Partners Master Fund, Ltd. The mailing address of Luminus Energy Partners Master Fund, Ltd. is 1700 Broadway, 38th Floor, New York, New York 10019. As a director, Jonathan Barrett may be deemed beneficial owner with voting or investment control over the shares held by Luminus Energy Partners Master Fund, Ltd.

(13)       The board of managers of Legacy Owner Holdco has voting and dispositive power over the shares held by it. The board of managers of Legacy Owner Holdco consists of two representatives of Crestview Partners II SES Investments, LLC (‘‘Crestview Holdings A’’), Robert Delaney and Adam Klein, and our Chairman and Chief Executive Officer, John Schmitz. Of the shares beneficially owned by Legacy Owner Holdco, the following parties (and their affiliated entities) have the following percentage ownership interests in Legacy Owner Holdco: Crestview Holdings A (42.2%); John Schmitz (19.2%); Eric Mattson (2.4%); Cody Ortowski (2.9%) and Gary Gillette (0.1%). The address of each of the foregoing is c/o Crestview, 667 Madison Avenue, 10th Floor, New York, New York 10065.

(14)       The mailing address for Southern Farm Bureau Life Insurance Company is 1401 Livingston Lane, Jackson, Mississippi 39213.

(15)       Parella Weinberg Partners Group LP is the managing entity of TPH Energy Co-Investment Fund Management II LLC, the general partner of Whipstock Co-Investment Fund II LP. Whipstock Co-Investment Fund II LP is affiliated with Tudor, Pickering, Holt & Co. Securities, Inc.; Tudor, Pickering, Holt & Co. Advisors, LLC and Parella Weinberg Partners LP, each of whom is a broker-dealer registered under Section 15 of the Exchange Act. Whipstock Co-Investment Fund II LP has represented to us that it purchased the shares it is offering in this prospectus in the ordinary course of business and that at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Dan Pickering, Chief Investment Officer, may be deemed beneficial owner with voting or investment control over the shares held by such entities. The mailing address of Whipstock Co-Investment Fund II LP is 1111 Bagby Street, Suite 4920, Houston, Texas 77002.

Shares Eligible for Future Sale, page 139

7.                                      You disclose that you “intend to file” the referenced shelf registration statement for the resale of the shares of Class A common stock to be issued upon conversion of the Class A-1 common stock. You also state that you hope to have the shelf registration statement become effective in connection with the pending Form S-1 registration statement currently under review. However, based on several subsequent conversations with counsel, it is our understanding that this disclosure may no longer be accurate. As related decisions still appear to be in flux, please provide more definitive and current updated disclosure with your next amendment.

RESPONSE:                            We acknowledge the Staff’s comment and advise the Staff that, as discussed, the Company intends to automatically convert shares of Class A-1 common stock held by the selling shareholders into the shares of Class A common stock to be sold in the secondary portion of this offering on a one-for-one basis. All other shares of Class A-1 common stock will remain outstanding following this offering.  Such shares of Class A-1 common stock that remain outstanding after the completion of this offering will automatically convert into shares of Class A common stock on a one-for-one basis upon, among other potential triggers as disclosed in the Registration Statement, the effectiveness of a shelf registration statement registering for resale the shares of Class A common stock into which the shares of Class A-1 common stock are convertible. We intend to file such shelf registration statement following the effectiveness of the Registration Statement and intend to cause it to become effective within 60 days of the closing of this offering.

Consolidated Financial Statements, page F-1

8.                                      We note that you executed definitive agreements to acquire a company in the Permian Basin in February 2017. Provide us with your analysis of the significance of the acquired company pursuant to Rule 3-05 of Regulation S-X or revise to present financial statements for this entity.

RESPONSE:                            On March 10, 2017, we completed an acquisition of Gregory Rockhouse Ranch, Inc. and certain other affiliated entities and assets in the Permian Basin (collectively, “GRR”).

We acknowledge that Rule 3-05 of Regulation S-X (“Rule 3-05”) requires audited financial statements to be filed for a significant business that has been acquired if the conditions specified in the definition of a significant subsidiary in Rule 1-02(w) of Regulations S-X (“Rule 1-02(w)”) exceed 20 percent.

Per Rule 1-02(w), “The term significant subsidiary means a subsidiary, including its subsidiaries, which meets any of the following conditions:

(1)         The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed combination between entities under common control, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated) [Investment Test]; or

(2)         The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrants and its subsidiaries consolidated as of the end of the most recently completed fiscal year [Asset Test]; or

(3)         The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year [Income Test]”

The following tables show the calculations we performed, based on financial information provided to us by GRR for 2016, to assess if any of the conditions of a significant subsidiary in Rule 1-02(w) exceed 20 percent:

Investment Test

(in thousands)

2016
Numerator — investment in GRR	$56,500
Denominator — total assets of Select Energy Services, Inc.	$405,066
Result	13.9%

Asset Test

(in thousands)

2016
Numerator — total assets of GRR	$23,695
Denominator — total assets of Select Energy Services, Inc.	$405,066
Result	5.8%

Income Test

(in thousands)

2016
Numerator — absolute value of GRR’s income before taxes	$5,719
Denominator — absolute value of Select Energy Services, Inc.’s loss from continuing operations before taxes	$308,393
Result	1.9%

Based on the results above, we determined that none of the conditions specified in Rule 1-02(w) exceed 20 percent with respect to the acquired business, and therefore, we are not required to file the financial statements of the acquired business pursuant to Rule 3-05.

Consolidated Statements of Operations, page F-5

9.                                      Prior to the corporate reorganization completed in December 2016, you were a limited liability company not subject to federal and state income taxes. Revise to provide pro forma tax and earnings per share data on the face of your historical statements of operations for periods prior to your corporate reorganization.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that due to our significant operating losses during historical periods, we have determined that the deferred tax assets resulting from giving pro forma effect to our corporate reorganization would be fully offset by a valuation allowance. As a result, the pro forma tax effect and impact on earnings per share data would be zero. This is also consistent with our current expectation to have little to no taxable income before 2019. In response to the Staff’s comment, we have included additional disclosure to clarify the pro forma effect on taxes of our corporate reorganization.

Notes to Consolidated Financial Statements

Note 2 — Significant Accounting Policies, page F-11

Revenue Recognition, page F-15

10.                               The revised disclosure provided in response to prior comment 21 states that when an agreement specifies multiple services to a customer, revenue is allocated to the services performed based on the relative selling price. Revise to provide additional information regarding your multiple-deliverable arrangements to comply with the requirements of FASB ASC 605-25-50-2.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-15 of Filing No. 2.

11.                               You state on page 58 of your filing that revenue is generated through a variety of contract structures. However, the disclosure provided in response to prior comment 21 does not appear to address different contract structures in the context of your revenue recognition policy. Revise your disclosure accordingly.

RESPONSE:                            We acknowledge the Staff’s comment and advise the Staff that we have revised pages 59 and F-15 of Filing No. 2 to clarify that we “generate our revenue through customer agreements with fixed pricing terms but no guaranteed throughput amounts.” We respectfully advise the Staff that the “variety of contract structures” noted on page 58 of our previous filing described differences in the form of our arrangements with our customers, such as master services agreements and AMI contracts, rather than the substance of our arrangements with our customers, which generally include fixed pricing terms but do not include guaranteed throughput amounts. Revenue recognition is consistent across our contracts. As such, we believe that our policy adequately addresses our recognition of revenue under various forms of agreements based on the substance of the underlying customer agreement.

Note 5 — Property and Equipment, page F-20

12.                               Disclosure regarding the methods used to determine impairment for certain property and equipment includes reference to third-party estimates and third-party appraisals. Given your apparent references to the use of such experts, revise to name each valuation expert and file the appropriate consents. As an alternative, delete all references to the use of outside valuation firms from your filing. See Question 233.02 of the Compliance & Disclosure Interpretations regarding Securities Act Rules.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement to delete all references to the use of outside valuation firms from our filing. Please see page F-20 of Filing No. 2.

Note 17 — Segment Information, page F-35

13.                               Your response to prior comment 22 states that your CEO receives periodic reports containing discrete financial and operating information regarding each of your three operating segments. For your water solutions operating segment in particular, tell us about the degree of detailed information utilized by your CEO in his capacity as chief operating decision maker (e.g., information regarding each of the service lines identified on pages 90-92 of your filing). Your response should also explain how each of the service lines within your water solutions operating segment is managed and whether the individuals responsible for each service line are directly accountable to and maintain regular contact with your CEO. In addition, tell us more about your CEO’s involvement in the approval of each authorization for capital expenditures and his contribution to the annual and periodic updates of budget models for each segment.

RESPONSE:                            We acknowledge the Staff’s comment and advise the Staff that our Chief Executive Officer, John Schmitz, is not directly involved in the day-to-day decision making and management of the various service lines within our water solutions segment, which include water sourcing, water transfer, water recycling and treatment, well testing and flowback, fluid hauling, and fluid disposal. Each week Mr. Schmitz receives summary reports for each of our operating segments with summary information for each segment as well as detailed supporting information.  He focuses principally on the summary segment information to assist him in decision making for capital expenditure and budget purposes as described below. The water solutions service lines are managed by four Vice Presidents, some of whom have responsibility for more than one service line. The four Vice Presidents report to and are directly accountable to the Senior Vice President of Operations, who in turn reports to the President of the water solutions segment. Ultimate responsibility for the management of our water solutions segment lies with the President of the water solutions segment, who is directly accountable to and maintains regular contact with Mr. Schmitz. With regard to the approval of authorization for capital expenditures and annual and periodic updates of budget models, each of our three segments have separate, internal approval processes before an authorization for capital expenditure or budget is presented to Mr. Schmitz for final approval in his capacity as our Chief Operating Decision Maker. Mr. Schmitz ultimately bases his decisions on certain quantitative factors such as expected rates of returns on capital expenditures and certain revenue and gross profit margin targets with regard to our operating segments in our budgeting process in conjunction with other qualitative strategic factors.

Note 18 — Subsequent Events, page F-37

14.                               Your response to prior comment 19 states that contemporaneous valuation information provided by third-party consultants was considered for determining the fair value of equity-based awards granted subsequent to December 31, 2016. Tell us about the assumptions used to value these awards and explain any reasons considered in evaluating material differences between the value of these awards and the shares sold in your December 2016 private placement.

RESPONSE:                            The valuation analysis of equity-based awards subsequent to December 31, 2016 was primarily driven by the total equity value implied by our December 2016 private placement, the pricing of which was based on a transaction marketed to third-party equity investors. The implied fair value of equity based on the value of shares sold in our December 2016 private placement was within 4% of the midpoint of a range of possible fair values indicated by multiple valuation methods. As of the date of subsequent grants, we utilized valuation methods under both income and market approaches, including the discounted cash flow method, the guideline public company method, and the merger and acquisition method. Based on our review of the most recent financial data, the fair value in the intervening periods was not believed to have changed materially from our consummation of the December 2016 private placement to the date of our equity awards in 2017.

We determined that restricted stock units issued subsequent to December 31, 2016 had a fair value of $20.00 per restricted stock unit, based primarily on the factors discussed above.

To value new equity options issued subsequent to December 31, 2016, we utilized the Black Scholes Option Pricing Model to determine the fair value.  The financial inputs for this model included the following:

1.                                  Value of underlying equity - The underlying value of equity used was $20.00, based primarily on the factors discussed above.

2.                                      Strike price or exercise price — The exercise price for the new awards was $20.00, the fair market value as implied by the December 2016 private placement.

3.                                      Expected term — The equity options had either a 4.0-year, 5.5 year, or a 6.0-year expected term using a simplified method based on the midpoint between the weighted-average vesting period (1.0 year, 1.0 years, and 2.0 years, respectively) and the end of the contractual term (7.0 years, 10.0 years, and 10.0 years, respectively).

4.                                      Risk-free rate — Our valuations utilized assumed risk-free rates based on U.S. Treasury security yields corresponding to the expiration of the awards.

5.                                      Expected dividend yield — No cash dividends on common stock are expected to be paid.

6.                                      Historical volatility of stock returns — Our valuations utilized historical volatility observations from guideline public companies with comparable market risks.  These observed volatilities were adjusted using the Merton Model to account for the differences in capital structures between us and the guideline companies.

*                                         *                                         *                                         *                                         *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

SELECT ENERGY SERVICES, INC.

By:	/s/ John Schmitz
Name:	John Schmitz
Title:	Chairman and Chief Executive Officer

Enclosures

cc:	David Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.